SD
3-22-04

[redacted]

04003713

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

4F 3-11-04

OMB APPROVAL
OMB Number 3235-0123
Expires: October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66093

MAR 01 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 17, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TELECOM REGULATORY SOURCE ASSOCIATES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

1770 MASSACHUSETTS AVE, SUITE 331
(No. and Street)

CAMBRIDGE	MA	02140
(city)	(state)	(zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANNA-MARIA KOVACS — 617-661-4666 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street	Newburyport	MA	01950-2755
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, Stephen J. Sussman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Telecom Regulatory Source Associates, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

February 24, 2004

Notary Public

KAREN J. HAGAN, Notary Public
My Commission Expires October 9, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harvey E. Karll CPA, PC

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECTION 17A-5

To the Shareholder of
Telecom Regulatory Source Associates, LLC

I have examined the financial statements of Telecom Regulatory Source Associates, LLC for the year ended December 31, 2003 and have issued my report thereon dated February 20, 2004. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control, which includes the procedures for safeguarding securities, to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c-13 or (ii) in section 4(c) of regulation T of the board of governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives of the SEC described in rule 17a-5(g). The objectives of a system of practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule l7a05(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any system of internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection or any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Telecom Regulatory Source Association, LLC taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the SEC Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the attention that would indicate that conditions of the exemption for rule 15c-3-3 had not been complied with during the period.

This report is intended solely for the use of management and the SEC and should not be used for any other purpose.

February 20, 2004

Harvey E. Karll CPA, PC

Harvey Karll CPA P.C.

TELECOM REGULATORY SOURCE ASSOCIATES, LLC

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

TELECOM REGULATORY SOURCE ASSOCIATES, LLC

TABLE OF CONTENTS

*****

***

*

Telecom Regulatory Source Associates, LLC
Balance Sheet
December 31, 2003

Assets

Current Assets		
Cash in Bank	$ 38,948.79	
Commissions Receivable	7,602.39	
Prepaid Fidelity Bond	234.40	
Prepaid Expenses	1,000.00	
Total Current Assets		**$ 47,785.58**
Fixed Assets		
Total Fixed Assets		**0.00**
Other Assets		
CRD-Daily Account	7,082.00	
CRD-Renewel Account	(495.00)	
Total Other Assets		**6,587.00**
Total Assets		**$ 54,372.58**

See Accountant's Audit Report

Telecom Regulatory Source Associates, LLC
Balance Sheet
December 31, 2003

Liabilities & Equity

Liabilities

Current Liabilities		
Accounts Payable	$ 3,227.62	
Total Current Liab.		**$ 3,227.62**
Long Term Liabilities		
Due To RSA	1,382.68	
Total Long Term Liab.		**1,382.68**
Total Liabilities		**4,610.30**
Equity		
Current Earnings	29,762.28	
Members Capital	35,000.00	
Members Distributions	(15,000.00)	
Total Equity		**49,762.28**
Total Liabilities & Equity		**$ 54,372.58**

See Accountant's Audit Report

Telecom Regulatory Source Associates, LLC
Income Statement
Twelve Months Ended December 31, 2003

	Year To Date	%
Income		
Commissions Income	$ 88,000.00	100.0
Total Income	**88,000.00**	**100.0**
General & Administrative Exp.		
(See Schedule A)	58,237.72	66.2
Other Income		
Total Other Income	**0.00**	**0.0**
Other Expenses		
Total Other Expenses	**0.00**	**0.0**
Net Income (Loss)	**$ 29,762.28**	**33.8**

See Accountant's Audit Report

Telecom Regulatory Source Associates, LLC
Income Statement
Twelve Months Ended December 31, 2003

General & Administrative Exp.
(Schedule A)

		Year To Date	%
Clearing Cost	$	110.00	0.1
Commissions Expense		16,671.24	18.9
Execution Cost		10,698.26	12.2
Research Fees		2,520.00	2.9
Bank Charges		20.00	0.0
Insurance-Bond		145.60	0.2
Office Supplies/Expense		52.30	0.1
Postage & Freight		55.81	0.1
Professional Fees		19,337.18	22.0
Regulatory Fees		7,234.50	8.2
Taxes-Commissions Exp		1,382.68	1.6
Telephone		10.15	0.0
Total G & A Expense	**$**	**58,237.72**	**66.2**

See Accountant's Audit Report

TELECOM REGULATORY SOURCE ASSOCIATES, LLC.
Statements of Members Capital
Year Ended December 31, 2003

Beginning Balance	$	0
Net Income (Loss)		29,762.28
Contributions from Members		35,000.00
Distributions to Members		(15,000.00)
Ending Balance	$	49,762.28

(See Accountants Audit Report)

Telecom Regulatory Source Associates, LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2003

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 29,762.28	
Adjustments		
Add:		
Accounts Payable	3,227.62	
Less:		
Commissions Receivable	(7,602.39)	
Prepaid Fidelity Bond	(234.40)	
Prepaid Expenses	(1,000.00)	
Cash from Operations		**24,153.11**
Cash Flows - Invested		
CRD-Daily Account	(7,082.00)	
CRD-Renewel Account	495.00	
Investing Cash Flows		**(6,587.00)**
Cash Flows - Financing		
Due To RSA	1,382.68	
Members Capital	35,000.00	
Members Distributions	(15,000.00)	
Financing Cash Flows		**21,382.68**
Cash Increase (Decrease)		**38,948.79**
Cash - Beginning of Year		
Total Beginning of Year		**0.00**
Cash on Statement Date		**$ 38,948.79**

See Accountant's Audit Report

NOTE 4 - CASH FLOWS

Cash paid for interest is as follows:

Interest	$	0

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $ 41,941 which was sufficient to meet the required capital of $5,000. The Company's net capital ratio for 2003 was .1248 to 1.

TELECOM REGULATORY SOURCE ASSOCIATES, LLC
Computation of Net Capital
Year ended December 31, 2003

	2003
Total shareholder's equity	49,762
Less: Non-allowable assets	(7,821)
Net capital	41,941
Net capital requirement:	5,000
Excess net capital	$ 36,941
Aggregate indebtedness	$ 4,610
Percentage of aggregate indebtedness to net capital	12.48%

(See Accountant's Audit Report)

TELECOM REGULATORY SOURCE ASSOCIATES, LLC

Reconciliation of Audited vs. Unaudited Net Capital

As of December 31, 2003

Unaudited Net Capital	$ 43,323
Adjustments	(1,382)
Audited Net Capital	$ 41,941

(See Accountant's Audit Report)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Telecom Regulatory Source Associates, LLC. as of 12/31/03

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below; the section upon which such exemption is based:

A. (k) (1) $2,500 capital category as per Rule 15c3-1 ________ 4550

B. (k) (2)(A) "Special Account for the exclusive benefit of customers" maintained ________ 4560

C. (k) (2)(B) All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm Reynders, Gray & Co. Inc. 4335 X 4570

D. (k) (3) Exempted by order of the Commission ________ 4580

(See Accountant's Audit Report)